Mail Stop 3561

January 29, 2009

Mr. Mike Doran
Chief Executive Officer
Freestone Resources, Inc.
2000 East Lamar Boulevard, Suite 600
Arlington, Texas 76006

> **Re:** **Freestone Resources, Inc.**
> **Item 4.01 8-K Filed January 16, 2009**
> **File No. 000-28753**

Dear Mr. Doran:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant